EXHIBIT 99.4

CORDOVACANN ANNOUNCES CHANGE OF AUDITOR

TORONTO, ONTARIO, October 28, 2025 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company’s board of directors has approved a change in its auditor. Effective October 13, 2025, the Company’s audit committee and board of directors requested that DNTW Toronto LLP (the “Former Auditor”) resign as auditor to facilitate the appointment of Horizon Assurance LLP (the “Successor Auditor”) as the Company’s new auditor until the next annual general meeting.

The Company has sent a Notice of Change of Auditor (the “Notice”) to the Former Auditor and to the Successor Auditor and has received a letter from each, addressed to the Ontario Securities Commission stating that they agree with the statements contained within the Notice. The Notice together with the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company’s audit committee and the board of directors and are available on SEDAR+ at www.sedarplus.ca.

There were no disagreements or unresolved issues with the Former Auditor on any matter of audit scope or procedures, accounting principles or policies, or financial statement disclosure. There were no reservations in the Former Auditor’s reports for the two most recently completed fiscal years and it is the Company's opinion that there have been no "reportable events" (as defined in National Instrument 51-102 - Continuous Disclosure Obligation) between the Company and the Former Auditor.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products retailer across Canada. It currently operates 11 stores in the Canadian market.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

1

CORDOVACANN CORP.

NOTICE OF CHANGE OF AUDITORS

PURSUANT TO NATIONAL INSTRUMENT 51-102 ("NI 51-102")

October 13, 2025

TO:	DNTW TORONTO LLP

AND TO:	HORIZON ASSURANCE LLP

AND TO:	British Columbia Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

Re:      Notice Regarding Proposed Change of Auditor Pursuant to NI 51-102

Notice is hereby given that on October 13, 2025, the Board of Directors of CordovaCann Corp. (the "Company") determined:

1. to request the resignation of DNTW Toronto LLP (the "Former Auditor"), as auditor of the Company, effective October 13, 2025, due to the transition of the engagement partner to Horizon Assurance LLP; and

2. to engage Horizon Assurance LLP (the "Successor Auditor"), as auditor of the Company, effective October 13, 2025.

There have been no modified opinions in the Former Auditor's reports on any of the Company's financial statements for the two most recently completed fiscal years nor for any period subsequent to the most recently completed fiscal year.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events as defined in NI 51-102 (Part 4.11).

The contents of this Notice and the termination of the Former Auditor and the proposed appointment of the Successor Auditor were approved by the Audit Committee and the Board of Directors of the Company.

DATED at Toronto, Ontario this 13th day of October 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF CORDOVACANN CORP.

"Thomas M. Turner"

Thomas M. Turner

Chief Executive Officer

2

October 13, 2025

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:      Notice of Change of Auditor of CordovaCann Corp. (the “Corporation”)

We acknowledge receipt of a Notice of Change of Auditor dated October 13, 2025 delivered to us by the Corporation, pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

We have reviewed the Notice and, based on our knowledge at this time, we are in agreement with the statements contained in the Notice as it pertains to our firm.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants

3

October 13, 2025

To:	Ontario Securities Commission
British Columbia Securities Commission

RE:        Notice of Change of Auditor for CordovaCann Corp. (the “Corporation”)

Dear Sirs/Mesdames:

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated October 13, 2025 delivered to us by the Corporation, pursuant to National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators.

We have reviewed the Notice and, based on our knowledge at this time, we are in agreement with the statements contained in the Notice as it pertains to our firm.

Yours truly,

Horizon Assurance LLP

Chartered Professional Accountant

Licensed Public Accountant

219 - 7100 Woodbine Ave., Markham, ON L3R 5J2	info@horizonllp.ca	www.horizonllp.ca

4